UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

China Security and Surveillance Technology, Inc. Announces the Execution and Closing of a Stock Purchase Agreement

On April 4, 2006, China Security and Surveillance Technology, Inc (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”) for the sale of 2,666,667 shares (the “Shares”) of the Company’s common stock at a price of $3.00 per share, or an aggregate total of $8,000,000.   Closing under the Agreement also occurred on April 4, 2006.

Prior to closing under the Agreement, the Company had a total of 21,858,000 shares of its common stock issued and outstanding.   Following closing, the Company has a total of 24,524,667 shares issued and outstanding.   In conjunction with the closing of the transaction, the Company also issued a total of 416,667 warrants (the “Warrants”) to purchase shares of common stock.  A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which is the closing bid price for the Company’s stock as of the date of closing under the Agreement, and a total of 266,667 of the warrants are exercisable at a price of $3.00 per share.  All of the warrants have a term of 5 years.

In conjunction with execution of the Agreement, the Company also executed a Registration Rights Agreement under which it is obligated, within 45 days after the closing date, to file a registration statement on Form F-1, or other available form, to register the Shares and the shares underlying the Warrants for resale.   The Company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

The Agreement also includes provisions requiring the transfer of  “make good” shares from Tu Guo Shen, the Company’s CEO, to the Investors in the event the Company’s consolidated financial statements reflect after-tax net income which is less than certain specified amounts for either of the fiscal years ending December 31, 2006 and December 31, 2007.   In order to satisfy his obligations under this provision, Tu Guo Shen has agreed to deposit a total of 2,044,126 shares in escrow with the Manhattan Transfer Registrar Company, the Company’s transfer agent.  In the event the Company’s after-tax net income is less than $17,490,000 for the fiscal year ending December 31, 2006, Tu Guo Shen is required to transfer to the Investors on a pro rata basis for no purchase price, a total of 1,022,063 shares, and in the event the Company’s after-tax net income is less than $34,100,000 for the fiscal year ending December 31, 2007, Tu Guo Shen is required to transfer to the Investors on a pro rata basis for no purchase price, an additional 1,022,063 shares.  For purposes of this provision, the Company’s after-tax net income is calculated without deducting non-recurring expenses.   Any portion of the make good shares not required to be transferred to the Investors, will be returned to Tu Guo Shen.

EXHIBITS

The following exhibits are filed herewith:

10.1

Securities Purchase Agreement dated as of April 4, 2006, among China Security and Surveillance Technology, Inc., a British Virgin Islands corporation, and the Investors.

10.2

Registration Rights Agreement dated April 4, 2006, by and among China Security and Surveillance Technology, Inc., a British Virgin Islands corporation, and the Investors.

10.3

Escrow Agreement dated April 4, 2006, by and among China Security and Surveillance Technology, Inc., a British Virgin Islands corporation, the Investors, Tu Guo Shen and Manhattan Transfer Registrar Company as the escrow agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Tu Guo Shen

Chief Executive Officer and Chairman

April 5, 2006